

May 9, 2023

Oleg Bilinski
Chief Executive Officer
Mag Magna Corp.
325 W Washington St., Ste 2877
San Diego, CA 92103

      Re: Mag Magna Corp.
          Amendment No. 4 to Registration Statement on Form S-1
          Filed April 26, 2023
          File No. 333-268561

Dear Oleg Bilinski:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1 filed April 26, 2023

General

1.   We note your responses and revised disclosure which now indicates that you will not be selling any physical products or the MAGA and CHASIS components, but are seeking to "distribute, market and sell the *methodology* of the developed MAGA & CHASIS formulas in North America..." Please revise your prospectus in each place that you discuss MAGA and CHASIS to make clear that you are not distributing these components or any physical products. In addition, please either revise to support the statements regarding the performance of MAGA and CHASIS specifically to include clinical trial data, as previously requested, or remove the specific performance claims cited throughout the document. Please also explain why you believe this detailed information regarding MAGA and CHASIS is relevant given that you will not be selling these components. As currently drafted, the prospectus remains unclear regarding the company's business proposition and potential future sources of revenue.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tara Harkins at 202-551-3639 or Sasha Parikh at 202-551-3627 if you have questions regarding comments on the financial statements and related matters. Please contact Cindy Polynice at 202-551-8707 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Roger D. Linn